Exhibit 99.1

Farfetch Announces First Quarter 2023 Results

•
Q1 2023 Revenue increases 8% year-over-year (or increases 12% year-over-year at constant currency) to $556.4 million
•
Q1 2023 Gross Merchandise Value (“GMV”) increases 0.1% year-over-year (or increases 4% year-over-year at constant currency) to $931.7 million
•
Q1 2023 Digital Platform GMV decreases 1% year-over-year (or increases 2% year-over-year at constant currency) to $799.7 million
•
Q1 2023 Brand Platform GMV increases 10% year-over-year (or increases 15% year-over-year at constant currency) to $109.7 million
•
Q1 2023 Gross Profit Margin of 43.2% (a decrease of 160 bps year-over-year) and Digital Platform Order Contribution Margin of 32.4% (a decrease of 30 bps year-over-year)
•
Q1 2023 Loss after Tax of $174 million
•
Q1 2023 Adjusted EBITDA of $(35) million

LONDON, U.K. May 18, 2023 – Farfetch Limited (NYSE: FTCH) ("Farfetch" or the "Company"), the leading global platform for the luxury fashion industry, today reported financial results for the first quarter ended March 31, 2023.

José Neves, Farfetch Founder, Chairman and CEO, said: “I am delighted to report that Farfetch was back to growth in first quarter 2023. Our first quarter results represent the first step towards achieving our plan for 2023, our Year of Execution, and demonstrate our strong execution in the face of continued macro headwinds. Our sequential improvement in GMV growth in the US and China, our two largest markets, as well as in orders across the Farfetch Marketplace, indicate the strength and resilience of our core business. This, on top of our recent launches of Ferragamo and Reebok, with Neiman Marcus Group on track for the second half of the year, and progress we are making on our profitability and cash flow initiatives, confirm we remain on track to deliver on our plan for 2023.

At the same time, we continue to focus on our medium- and longer-term goals, including our mission to be the leading global platform for the more than $360 billion luxury industry. We believe we are uniquely positioned to go after this opportunity, and have demonstrated a track record of strong growth over the years, having grown GMV three times as fast as the industry between 2019 and 2022. I am extremely confident in our ability to continue expanding our reach across this resilient luxury industry, and in our prospects of delivering sustained profitability and free cash flow over the coming years.”

Elliot Jordan, Farfetch Chief Financial Officer said:

“I am very pleased with our first quarter 2023 results. We have delivered what we set out to achieve, with accelerating underlying growth, disciplined cost control and improved cash flows. We have successfully navigated through unprecedented macro challenges, and through continued focused execution, we remain on track to deliver a year of luxury market-beating growth, a return to profitability and positive free cash flow.“

Consolidated Financial Summary and Key Operating Metrics (in $ thousands, except per share data, Average Order Value, Active Consumers or as otherwise stated):

	Three months ended March 31,
	2022	2023
Consolidated Group:
Gross Merchandise Value (“GMV”)	$930,752	$931,658
Revenue	514,803	556,391
Adjusted Revenue (1)	435,937	476,188
Gross profit	230,516	240,632
Gross profit margin	44.8%	43.2%
Profit/(loss) after tax	$728,752	$(174,276)
Adjusted EBITDA (1)	(35,782)	(34,741)
Adjusted EBITDA Margin (1)	(8.2)%	(7.3)%
Basic Earnings per share (“EPS”)	$1.93	$(0.43)
Diluted EPS	(0.37)	(0.43)
Adjusted EPS (1)	(0.24)	(0.16)
Digital Platform:
Digital Platform GMV	$809,509	$799,654
Digital Platform Services Revenue	316,780	341,269
Digital Platform Gross Profit	171,905	168,060
Digital Platform Gross Profit Margin	54.3%	49.2%
Digital Platform Order Contribution (1)	$103,726	$110,554
Digital Platform Order Contribution Margin (1)	32.7%	32.4%
Active Consumers (in thousands)	3,822	3,992
Average Order Value (“AOV”) - Marketplace	$632	$566
AOV - Stadium Goods	323	257
Brand Platform:
Brand Platform GMV	$99,739	$109,685
Brand Platform Revenue	100,492	114,460
Brand Platform Gross Profit	49,116	59,698
Brand Platform Gross Profit Margin	48.9%	52.2%

(1) See “Non-IFRS and Other Financial and Operating Metrics” on Page 19 for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

Digital Platform

•
Third-party transactions generated 78% of Digital Platform GMV in first quarter 2023 with Third-Party Take Rate of 32.9%
•
The Farfetch Marketplace continued to offer customers the most extensive selection of in-season luxury fashion on a global platform from over 1,400 sellers, as supply from both multi-brand retailers and e-concession partners continued to increase year-over-year to a record 17 million total stock units in first quarter 2023
•
Continued to deliver on our comprehensive strategic partnership with Ferragamo
o
Farfetch Platform Solutions (FPS) launched Ferragamo’s European e-commerce channel, representing the initial phase of the brand’s global replatforming initiative
o
Launched an in-store app in Ferragamo flagship stores, empowering sales associates with a single-view of customers to deliver a unified shopping experience
•
Expanded FPS relationship with Harrods with launch of www.harrods.cn, a fully localized destination to boost Harrods' recognition and engagement with Chinese luxury shoppers; also implemented Harrods’ e-concessions-as-a-service with JW Anderson
•
Continued to build on digital and artificial intelligence (AI) capabilities to increase personalization and drive engagement on the Farfetch Marketplace
o
Active customers grew to approximately 4 million driven primarily by higher retention which was supported by an increase in personalized communications which on average over the last twelve months to date have demonstrated 90% higher conversion than broadcast messages for Farfetch
o
Rolled out Creative AITM, Allure’s proprietary AI algorithm, automatically combining the virtual model with the garment, to improve the quality of imagery on the Marketplace, which is expected to result in 10% efficiency to overall production costs in full year 2023
•
Media Solutions signed new clients including Brunello Cucinelli, Stone Island, Giuseppe Zanotti, MOON BOOT, JNBY Design and Studio Tomboy, and featured new and innovative campaigns such as:
o
Swarovski’s Valentine’s Day edit accompanied by a shoppable livestream video amplified across web, app, social, and CRM channels, which was the top performing Farfetch livestream to date based on views
o
Emerging Asian fashion brands JNBY and Studio Tomboy, partnered with Media Solutions to engage a global audience and boost their launches on the Farfetch Marketplace
•
Launched new #YourChoiceYourFARFETCH brand campaign starring iconic celebrity, Marcia Cross, highlighting unique fashion choices offered by the Farfetch Marketplace

New Guards Group

•
New Guards’ portfolio continued to focus on direct-to-consumer channels while creating culturally relevant collections:
o
As the Official Style & Culture Creator for AC Milan, Off-White partnered with AC Milan’s charity foundation Fondazione Milan to launch a limited edition t-shirt exclusively available on www.off---white.com, with 100% of proceeds donated to Fondazione Milan
o
Palm Angels teamed up with Barbour to debut three brightly hued takes on Barbour's classic Bedale wax jacket
o
There Was One, a sustainable brand jointly created by New Guards Group and Farfetch, added activewear and kidswear categories to its collection
•
Palm Angels expanded its global store footprint with its first boutique in South Korea
•
In May 2023, commercially launched European partnership with Reebok
o
Reebok e-commerce sites in Europe replatformed by FPS
o
Wholesale operations now engaging with key strategic accounts
•
In May 2023, established NGG++, a division within New Guards Group to operate the Reebok license and grow the sportswear and sneaker business across NGG

ESG

•
Modes, an Italian boutique partner on the Marketplace and FPS client, partnered with Luxclusif in launching a trade-in program for pre-owned bags

First Quarter 2023 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended March 31,
	2022	2023
Digital Platform GMV	$809,509	$799,654
Brand Platform GMV	99,739	109,685
In-Store GMV	21,504	22,319
GMV	$930,752	$931,658

GMV increased 0.1% in first quarter 2023 at $931.7 million, compared to $930.8 million in first quarter 2022. Excluding the impact of changes in foreign exchange rates, GMV would have increased 3.6% year-over-year. Digital Platform GMV decreased $9.9 million from $809.5 million in first quarter 2022 to $799.7 million in first quarter 2023, representing a year-over-year decline of 1.2%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased 1.9% year-over-year.

Digital Platform GMV performance in first quarter 2023 reflects continuing headwinds from the suspension of trade in Russia, where trade ceased in March 2022, and mainland China, where demand has not yet fully recovered following the relaxation of regional COVID-19 restrictions. These factors were partially offset by growth in other markets. Digital Platform GMV performance also reflects a decrease in Marketplace AOV from $632 to $566 driven by an increased mix of markdown sales, the currency translation impact of a strengthened US Dollar and a shift in customer demand towards lower-priced products, partially offset by an increase in the number of items per order.

Brand Platform GMV increased 10.0% year-over-year from $99.7 million in first quarter 2022 to $109.7 million in first quarter 2023. Excluding the impact of changes in foreign exchange rates, Brand Platform GMV would have increased 15.4% year-over-year. This increase was due to a larger portion of the Spring-Summer collections being shipped in first quarter 2023 than in first quarter 2022.

In-Store GMV increased 3.8% year-over-year from $21.5 million in first quarter 2022 to $22.3 million in first quarter 2023. Excluding the impact of changes in foreign exchange rates, In-Store GMV would have increased 10.0% year-over-year. The increase was driven by additional openings of New Guards brands' stores in the last twelve months, as well as like-for-like growth from existing stores.

Revenue (in thousands):

	Three months ended March 31,
	2022	2023
Digital Platform Services third-party revenue	$195,139	$185,326
Digital Platform Services first-party revenue	121,641	155,943
Digital Platform Services Revenue	316,780	341,269
Digital Platform Fulfilment Revenue	78,866	80,203
Brand Platform Revenue	100,492	114,460
In-Store Revenue	18,665	20,459
Revenue	$514,803	$556,391

Revenue increased $41.6 million year-over-year from $514.8 million in first quarter 2022 to $556.4 million in first quarter 2023, representing a year-over-year increase of 8.1%. The increase was driven by an increase in Digital Platform Revenue of 6.5% to $421.5 million, a 13.9% increase in Brand Platform Revenue to $114.5 million, as well as a 9.6% increase in In-Store Revenue to $20.5 million. Excluding the impact of changes in foreign exchange rates, revenue would have increased 11.8% year-over-year.

Digital Platform Services Revenue increased 7.7% year-over-year driven by first-party revenue. Digital Platform Services first-party revenue increased 28.2% as compared to the previous year, as continued stock clearance activity drove increased sales of first-party products on the Marketplace. Digital Platform Services third-party revenue decreased 5.0% year-over-year driven by a decline in third-party Digital Platform GMV, partially offset by an increased third-party Take Rate. Excluding the impact of changes in foreign exchange rates, Digital Platform Services Revenue would have increased 11.0% year-over-year.

Digital Platform Fulfilment Revenue represents the pass-through to consumers of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions, subsidized shipping and incentives. Digital Platform Fulfilment Revenue increased 1.7% year-over-year, exceeding the overall Digital Platform GMV decline of 1.2% due to the growth in duties and delivery charges, which was greater than the change in Digital Platform GMV.

Brand Platform Revenue increased 13.9% year-over-year, which is greater than the increase in Brand Platform GMV due to $4.8 million net economic benefit from the Reebok partnership that commenced in March 2022. Excluding the impact of changes in foreign exchange rates, Brand Platform Revenue would have increased 20.0% year-over-year.

Cost of Revenue (in thousands):

	Three months ended March 31,
	2022	2023
Digital Platform Services third-party cost of revenue	$56,218	$60,719
Digital Platform Services first-party cost of revenue	88,657	112,490
Digital Platform Services cost of revenue	144,875	173,209
Digital Platform Fulfilment cost of revenue	78,866	80,203
Brand Platform cost of revenue	51,376	54,762
In-Store cost of goods sold	9,170	7,585
Cost of revenue	$284,287	$315,759

Cost of revenue increased $31.5 million, or 11.1%, year-over-year from $284.3 million in first quarter 2022 to $315.8 million in first quarter 2023, primarily driven by increases in Digital Platform Services and Brand Platform cost of revenue, partially offset by a decrease in In-Store cost of goods sold.

Digital Platform Services cost of revenue increased year-over-year primarily due to strong growth of Digital Platform Services first-party revenue in first quarter 2023.

Gross profit (in thousands):

	Three months ended March 31,
	2022	2023
Digital Platform third-party gross profit	$138,921	$124,607
Digital Platform first-party gross profit	32,984	43,453
Digital Platform Gross Profit	171,905	168,060
Brand Platform Gross Profit	49,116	59,698
In-Store Gross Profit	9,495	12,874
Gross profit	$230,516	$240,632

Gross profit increased $10.1 million or 4.4%, year-over-year, from $230.5 million in first quarter 2022 to $240.6 million in first quarter 2023. Gross Profit Margin decreased 160 bps year-over-year to 43.2%, driven by a decline in Digital Platform Gross Profit Margin, partially offset by increases in Brand Platform and In-Store Gross Profit Margins.

Digital Platform Gross Profit Margin decreased 510 bps to 49.2% in first quarter 2023, from 54.3% in first quarter 2022, as Digital Platform Services costs of revenue increased at a higher rate than Digital Platform Services revenue. The decrease in Digital Platform Gross Profit Margin was driven by one-off charges related to duties and shipping, alongside an increased mix of Digital Platform first-party revenue (which typically generate a lower margin), driven by increased sales of first-party products as we continued sell-through activity of Browns inventory.

Brand Platform Gross Profit Margin increased 330 bps year-over-year to 52.2%, driven by the inclusion of a full quarter of net economic benefit from the Reebok partnership, which commenced in March 2022, in addition to inventory provisioning related to delayed deliveries in the prior year.

Selling, general and administrative expenses (in thousands):

	Three months ended March 31,
	2022	2023
Demand generation expense	$68,179	$57,506
Technology expense	34,103	29,269
Share-based payments	35,407	49,310
Depreciation and amortization	81,495	87,444
General and administrative	164,016	188,598
Other items	8,191	6,634
Selling, general and administrative expense	$391,391	$418,761

Selling, general and administrative expenses increased $27.4 million or 7.0% year-over-year, from $391.4 million in first quarter 2022 to $418.8 million in first quarter 2023.

Demand generation expense decreased $10.7 million or 15.7% year-over-year to $57.5 million in first quarter 2023. As a percentage of Digital Platform Services Revenue, demand generation expense was 16.9%, compared to 21.5% in first quarter 2022. This decrease was driven by increased marketing efficiencies and continued redistribution of spend between territories during first quarter 2023.

Our total investment in technology, which includes technology expense and our investments in longer term development projects which are treated as capital items, was 14.0% of Adjusted Revenue in first quarter 2023, as compared to 13.4% in first quarter 2022, reflecting our increased investment in capitalized spend, as detailed below.

Technology expense primarily relates to maintenance and operations of our platform features and services, as well as software, hosting and infrastructure expenses, which include three globally distributed data centers, including one in Shanghai, which support the processing of our growing base of transactions. Technology expense decreased $4.8 million in first quarter 2023 year-over-year, or 14.2%, as we lowered our internal spend through cost efficiencies and repositioned external spend towards longer term capitalizable projects with payback in future periods, including marketplace initiatives and re-platforming projects, such as Reebok.

Share-based payments increased $13.9 million or 39.3% year-over-year in first quarter 2023 primarily due to the lower impact of share price movements on employment-related taxes, partially offset by a decrease in equity-settled share-based payment expense due to certain awards fully vesting in 2022.

Depreciation and amortization expense increased $5.9 million or 7.3%, year-over-year from $81.5 million in first quarter 2022 to $87.4 million in first quarter 2023. This was driven by the amortization of the $364.1 million intangible asset recognized in relation to the Reebok partnership which commenced in March 2022.

General and administrative expense increased $24.6 million, or 15.0%, year-over-year in first quarter 2023. This increase was primarily driven by investments to support the new Reebok business and a $25.2 million increase in relation to a one-time favourable gain on our foreign exchange hedges in first quarter 2022, which were in position to cover our future receipts of Russian rubles. These were partially offset by underlying cost savings, as we continue to rationalize our fixed costs and drive efficiencies.

General and administrative expense increased as a percentage of Adjusted Revenue to 39.6% compared to 37.6% in first quarter 2022. This increase was primarily driven by the gain on settlement of our foreign exchange hedges in the previous year.

Gains/(losses) on items held at fair value and remeasurements (in thousands):

	Three months ended March 31,
	2022	2023
Remeasurement gains/(losses) on put and call option liabilities	$365,941	$(12,745)
Fair value gains on embedded derivative liabilities	542,490	6,888
Fair value remeasurement of equity investment carried at fair value through profit or loss ("FVTPL")	1,468	(1,030)
Loss on disposal of investment carried at FVTPL	(1,639)	-
Gains/(losses) on items held at fair value and remeasurements	$908,260	$(6,887)

The $12.7 million of remeasurement losses on put and call option liabilities in first quarter 2023 are related to a $7.2 million loss on the put and call option over the 40% of Palm Angels share capital not owned by New Guards, a $4.2 million loss on the put and call option resulting from the November 2020 strategic agreement with Alibaba Group Holding Limited (“Alibaba Group”) and Compagnie Financiere Richemont SA (“Richemont”), and a $1.3 million loss on the put option over the non-controlling interest in Alanui S.r.l.

The $365.9 million of remeasurement gains on put and call option liabilities in first quarter 2022 were related to a $271.4 million gain on the put and call option resulting from the November 2020 strategic agreement with Alibaba Group and Richemont, a $105.8 million gain in connection with the Chalhoub Group’s put option over the non-controlling interest in Farfetch International Limited, offset by a $6.1 million loss on the put and call option over the 40% share capital in Palm Angels not owned by New Guards, and a $5.1 million loss on the put and call option over the non-controlling interest in Alanui S.r.l.

The $6.9 million of fair value gains on embedded derivative liabilities in first quarter 2023 related to $0.3 million of fair value gains related to the $400 million 3.75% notes due in 2027 (the “April 2020 Notes”), and $6.6 million of fair value gains related to the $600 million 0.00% notes due in 2030 (the “November 2020 Notes”).

The $542.5 million fair value gains on embedded derivative liabilities in first quarter 2022 related to $65.5 million of fair value gains related to the $250 million 5.00% notes due in 2025 (the "February 2020 Notes"), $362.1 million of fair value gains related to the April 2020 Notes and $115.0 million of fair value gains related to the November 2020 Notes.

Profit/(Loss) After Tax

Profit/(loss) after tax decreased $903.0 million year-over-year from a $728.8 million profit in first quarter 2022 to a $174.3 million loss in first quarter 2023, primarily driven by gains/(losses) on items held at fair value and remeasurements, which decreased $915.1 million year over year.

EPS and Diluted EPS

First quarter 2023 basic EPS was $(0.43) and diluted EPS was $(0.43), as the effect of all potentially dilutive instruments was antidilutive.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA increased by $1.0 million to a loss of $34.7 million, representing a 2.9% improvement compared to first quarter 2022. Adjusted EBITDA Margin improved by 90 bps from (8.2)% in first quarter 2022 to (7.3)% in first quarter 2023, primarily due to declines in both demand generation expense and technology expense as a percentage of Adjusted Revenue.

Liquidity

Liquidity as of March 31, 2023 was composed of cash and cash equivalents of $485.9 million, compared to $734.2 million at December 31, 2022. The decrease of $248.3 million was primarily driven by a net cash outflow from operating activities of $155.7 million, primarily related to seasonal working capital needs of the Farfetch Marketplace, as well as a net cash outflow from investing activities primarily relating to investments into capitalizable longer term development projects.

Additional Disclosure

As separately disclosed, on May 18, 2023, the Board of Directors and José Neves agreed to surrender one-half of the number of the Company’s ordinary shares Mr. Neves was eligible to earn under the long-term performance-based restricted share unit award granted to him on May 28, 2021 (the “Original Award”). In connection with such surrender, on May 18, 2023, the Board granted Mr. Neves a replacement equity award under the 2018 Farfetch Employee Equity Plan comprised of restricted share units and performance share units with an aggregate value of approximately $9 million, to be recognized over the vesting period of the awards.

Foreign Exchange Rate Fluctuations

"Constant currency" means translating current period financial data at the prior period average exchange rates applicable to the local currency in which the transactions are denominated.

	Three months ended March 31,			Three months ended March 31,
	2022	2023	%	2023 at constant currency	%
GMV	$930,752	$931,658	0.1%	$963,995	3.6%
Digital Platform GMV	809,509	799,654	(1.2%)	825,247	1.9%
Brand Platform GMV	99,739	109,685	10.0%	115,101	15.4%
In-store GMV	21,504	22,319	3.8%	23,646	10.0%
Revenue	514,803	556,391	8.1%	575,774	11.8%
Adjusted Revenue	435,937	476,188	9.2%	494,014	13.3%
Digital Platform Services Revenue	316,780	341,269	7.7%	351,640	11.0%
Brand Platform Revenue	100,492	114,460	13.9%	120,587	20.0%

Our financial information is presented in U.S. dollars, which differs from the underlying functional currencies of certain of our subsidiaries (including New Guards whose functional currency is the euro), exposing us to foreign exchange translation risk on consolidation. This risk is currently not hedged and therefore our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when currencies are translated into U.S. dollars.

At a subsidiary level we are also exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows. We hedge a portion of our core transactional exposures using forward foreign exchange contracts and foreign exchange option contracts; however, we are exposed to fluctuations in exchange rates on the unhedged portion of the exposures.

Outlook

The following reflects Farfetch’s expectations for Full Year 2023 as of May 18, 2023:

•
Group GMV of approximately $4.9 billion
•
Digital Platform GMV of approximately $4.2 billion
•
Brand Platform GMV of approximately $0.6 billion
•
Adjusted EBITDA margin of 1% to 3%

Conference Call Information

Farfetch Limited will host a conference call today, May 18, 2023, at 4:30 p.m. Eastern Time to discuss the Company’s financial results as well as expectations about Farfetch’s business. Listeners may access the live conference call and accompanying slides via live webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release. Following the call, a replay of the webcast and slide presentation will be available at the same website for at least 30 days.

Unaudited condensed consolidated statement of operations
for the three months ended March 31
(in $ thousands, except share and per share data)
	2022	2023
Revenue	514,803	556,391

Cost of revenue	(284,287)	(315,759)
Gross profit	230,516	240,632

Selling, general and administrative expenses	(391,391)	(418,761)
Operating loss	(160,875)	(178,129)

Gains/(losses) on items held at fair value and remeasurements	908,260	(6,887)
Share of results of associates	18	56
Finance income	1,846	16,757
Finance costs	(17,406)	(30,533)
Profit/(loss) before tax	731,843	(198,736)

Income tax (expense)/benefit	(3,091)	24,460
Profit/(loss) after tax	728,752	(174,276)

Profit/(loss) after tax attributable to:
Equity holders of the parent	734,326	(171,927)
Non-controlling interests	(5,574)	(2,349)
	728,752	(174,276)

Earnings/(loss) per share attributable to equity holders of the parent
Basic	1.93	(0.43)
Diluted	(0.37)	(0.43)

Weighted-average shares outstanding
Basic	381,341,974	398,492,722
Diluted	466,083,711	398,492,722

Unaudited condensed consolidated statement of comprehensive income/(loss)
for the three months ended March 31
(in $ thousands)
	2022	2023
Profit/(loss) after tax	728,752	(174,276)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange gain on translation of foreign operations	2,923	6,688
Gain on cash flow hedges recognized in equity	1,107	8,816
Loss on cash flow hedges reclassified and reported in net profit/(loss)	5,856	8,978
Hedge discontinuation gains transferred to statement of operations	(23,387)	-
Other comprehensive (loss)/income for the period, net of tax	(13,501)	24,482
Total comprehensive income/(loss) for the period, net of tax	715,251	(149,794)

Total comprehensive income/(loss) attributable to:
Equity holders of the parent	720,810	(147,577)
Non-controlling interests	(5,559)	(2,217)
	715,251	(149,794)

Unaudited condensed consolidated statement of financial position
(in $ thousands)
	December 31, 2022	March 31, 2023
Non-current assets
Other receivables	21,204	39,761
Deferred tax assets	19,566	22,359
Intangible assets	1,547,830	1,528,245
Property, plant and equipment	91,141	94,388
Right-of-use assets	187,640	207,530
Investments	218,977	217,770
Investments in associates	138	194
Total non-current assets	2,086,496	2,110,247

Current assets
Inventories	345,969	350,375
Trade and other receivables	492,565	515,647
Current tax assets	16,193	17,783
Derivative financial assets	472	5,989
Cash and cash equivalents	734,221	485,920
Total current assets	1,589,420	1,375,714
Total assets	3,675,916	3,485,961

Liabilities and equity
Non-current liabilities
Provisions	12,166	14,550
Deferred tax liabilities	127,348	98,060
Lease liabilities	178,247	192,384
Employee benefit obligations	2,930	3,318
Derivative financial liabilities	206,564	200,026
Borrowings	892,700	908,419
Put and call option liabilities	169,218	182,900
Other financial liabilities	298,244	296,266
Total non-current liabilities	1,887,417	1,895,923

Current liabilities
Trade and other payables	740,848	640,550
Provisions	12,053	13,040
Current tax liability	6,075	6,227
Lease liabilities	36,996	42,482
Employee benefit obligations	2,403	2,058
Derivative financial liabilities	22,041	8,628
Put and call option liabilities	26,029	27,623
Other financial liabilities	36,433	45,684
Total current liabilities	882,878	786,292
Total liabilities	2,770,295	2,682,215

Equity
Equity attributable to owners of the parent	748,214	648,556
Non-controlling interests	157,407	155,190
Total equity	905,621	803,746
Total equity and liabilities	3,675,916	3,485,961

Unaudited condensed consolidated statement of cash flows
for the three months ended March 31
(in $ thousands)
	2022	2023
Cash flows from operating activities
Operating loss	(160,875)	(178,129)
Adjustments to reconcile operating loss to net cash outflow from operating activities:
Depreciation	13,268	16,567
Amortization	68,227	70,877
Non-cash employee benefits expense	66,226	48,074
Impairment of investments	65	-
Change in working capital
Increase in receivables	(45,536)	(17,593)
(Increase)/decrease in inventories	(43,720)	1,229
Decrease in payables	(167,150)	(89,088)
Change in other assets and liabilities
Increase in non-current receivables	(439)	(2,749)
(Decrease)/increase in other liabilities	(40,448)	7,449
Decrease in provisions	(26,171)	(2,714)
Increase/(decrease) in derivative financial instruments	45	(8,873)
Income taxes paid	(213)	(728)
Net cash outflow from operating activities	(336,721)	(155,678)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(45,471)	-
Payments for property, plant and equipment	(4,892)	(6,974)
Payments for intangible assets	(25,649)	(40,014)
Interest received	1,140	7,321
Transaction costs paid relating to investment in associate	-	(15,182)
Net cash outflow from investing activities	(74,872)	(54,849)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(8,096)	(11,039)
Interest paid	(2,918)	(13,528)
Acquisition of non-controlling interests	-	(4,750)
Settlement of equity-based awards	(4,409)	-
Proceeds from exercise of employee share-based awards	949	-
Repayment of borrowings	-	(1,000)
Net cash outflow from financing activities	(14,474)	(30,317)

Net decrease in cash and cash equivalents	(426,067)	(240,844)
Cash and cash equivalents at the beginning of the period	1,363,128	734,221
Effects of exchange rate changes on cash and cash equivalents	908	(7,457)
Cash and cash equivalents at end of period	937,969	485,920

Unaudited condensed consolidated statement of changes in equity/(deficit)
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity attributable to owners of the parent	Non- controlling interests	Total equity
Balance at January 1, 2022	15,231	1,641,674	783,529	(24,544)	59,520	(2,386,802)	88,608	182,008	270,616
Changes in equity/(deficit)
Profit/(loss) after tax for the period	-	-	-	-	-	734,326	734,326	(5,574)	728,752
Other comprehensive income/(loss)	-	-	-	2,908	(16,424)	-	(13,516)	15	(13,501)
Total comprehensive income/(loss) for the period, net of tax	-	-	-	2,908	(16,424)	734,326	720,810	(5,559)	715,251
Cashflow hedge transferred to inventory	-	-	-	-	(473)	-	(473)	-	(473)
Issue of share capital	59	-	-	-	-	-	59	-	59
Share-based payment – equity settled	-	-	-	-	18,830	27,977	46,807	-	46,807
Share-based payment – reverse vesting shares	2	918	-	-	15,414	-	16,334	-	16,334
Other	-	-	-	-	-	(1,452)	(1,452)	1,452	-
Balance at March 31, 2022	15,292	1,642,592	783,529	(21,636)	76,867	(1,625,951)	870,693	177,901	1,048,594

Balance at January 1, 2023	15,793	1,685,809	783,529	(36,557)	172,829	(1,873,189)	748,214	157,407	905,621
Changes in equity/(deficit)
Loss after tax for the period	-	-	-	-	-	(171,927)	(171,927)	(2,349)	(174,276)
Other comprehensive income	-	-	-	6,556	17,794	-	24,350	132	24,482
Total comprehensive income/(loss) for the period, net of tax	-	-	-	6,556	17,794	(171,927)	(147,577)	(2,217)	(149,794)
Cashflow hedge transferred to inventory	-	-	-	-	124	-	124	-	124
Issue of share capital	263	-	-	-	-	-	263	-	263
Share-based payment – equity settled	-	-	-	-	(18,870)	61,697	42,827	-	42,827
Share-based payment – reverse vesting shares	-	-	-	-	5,063	-	5,063	-	5,063
Other	-	-	-	-	-	(358)	(358)	-	(358)
Balance at March 31, 2023	16,056	1,685,809	783,529	(30,001)	176,940	(1,983,777)	648,556	155,190	803,746

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expectations in relation to the suspension of trade in Russia, the impact of regional COVID-19 restrictions in mainland China, actions we are taking to streamline our cost base, our strategic partnership with Ferragamo, the impact of our digital and artificial intelligence capabilities and expected reduction in production costs, our relationship with Harrods, our partnership with Reebok, Off-White's collaboration with Fondazione Milan, future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, strategic initiatives and partnerships, our growth and expected performance for the fiscal year ending December 31, 2023, statements regarding our profitability, as well as statements that include the words “expect,” “intend,” “plan,” “aim,” “enable,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “might,” “target,” “seek” or the negative of these terms and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: general economic factors, pandemics, geopolitical events or other unexpected events may adversely affect our business, financial performance and results of operations; purchasers of luxury products may not choose to shop online, which would prevent us from growing our business; we may be unable to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline; we have experienced losses in the past, and we may experience losses in the future; luxury sellers set their own prices for the products they make available on our Marketplaces, which could affect our ability to respond to consumer preferences and trends; the luxury fashion industry can be volatile and difficult to predict; we rely on a limited number of luxury sellers for the supply of products that we make available to consumers on the Farfetch Marketplace; our efforts to acquire or retain consumers may not be successful, which could prevent us from maintaining or increasing our sales; if our luxury sellers fail to anticipate, identify and respond quickly to new and changing luxury trends in consumer preferences, our business could be harmed; our software is highly complex and may contain undetected errors; our failure or the failure of third parties to protect our or their sites, networks and systems against security breaches, or otherwise to protect our or consumers’ and luxury sellers’ confidential information, could damage our reputation and brand and substantially harm our business and operating results; we may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth, reputation, business and sales; our growth depends in part on the success of our FPS business; fluctuations in exchange rates may adversely affect our results of operations; we rely on information technologies and systems to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business; any significant disruption in service on our websites or apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of consumers, which would harm our business and results of operations; the growth of our business may adversely impact our ability to successfully utilize our data and impact our sustained growth; we may not be able to manage our growth or cost rationalization initiatives effectively, which may adversely affect our corporate culture; we face significant competition in the global retail industry and may be unsuccessful in competing against current and future competitors; we are subject to governmental regulation and other legal obligations related to privacy, data protection and information security and if we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity; we rely on our luxury sellers, suppliers, third-party warehousing providers, third-party carriers and transportation providers as part of our fulfilment process, and these third parties may fail to adequately serve our consumers; our failure to address the operational, compliance and regulatory risks associated with our payment methods or practices could damage our reputation and brand and may cause our business and results of operations to suffer; our New Guards business is dependent on its production, inventory management and fulfilment processes and systems, which could adversely affect its business if not successfully executed; our Chief Executive Officer, José Neves, has considerable influence over important corporate matters due to his ownership of us and our dual‑class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial; our indebtedness could adversely affect our financial health and competitive position; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2022, as such factors may be updated from time to time in our other filings with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

NOTES AND DISCLOSURES

Revisions to Previously Reported Financial Information

We have revised previously reported information relating to total investment in technology as a percentage of Adjusted Revenue to correct for an overstatement of capitalized employee-related costs. We have revised the information for each of the first, second and third fiscal quarters for the year ended December 31, 2022. The revision had no impact on the fourth quarter for the year ended December 31, 2022 or the full fiscal year. It also had no impact on gross profit, operating loss or Adjusted EBITDA in these periods and had no impact on total assets, total equity and liabilities, or total cash flows as of the end of such periods. As revised, our total investment in technology as a percentage of Adjusted Revenue was 13.4% for first quarter 2022, 13.4% for second quarter 2022 and 12.8% for third quarter 2022.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on International Financial Reporting Standards ("IFRS"), including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, Digital Platform Order Contribution Margin and constant currency information (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. See the “Definitions” section below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•
as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;
•
for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•
to evaluate the performance and effectiveness of our strategic initiatives; and
•
to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•
such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•
such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•
such measures do not reflect changes in our working capital needs;

•
such measures do not reflect our share-based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•
although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•
other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Constant currency information should be viewed in addition to, and not in lieu of or as superior to, the Company’s operating performance calculated in accordance with IFRS.

Farfetch reports under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share-based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of the historical non-IFRS measures presented in this press release to their most directly comparable IFRS measures are included in the accompanying tables.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial performance measures, which are profit/(loss) after tax and profit/(loss) after tax margin, respectively:

(in $ thousands, except as otherwise noted)

	Three months ended March 31,
	2022	2023

Profit/(loss) after tax	$728,752	$(174,276)
Net finance expense	15,560	13,776
Income tax expense/(benefit)	3,091	(24,460)
Depreciation and amortization	81,495	87,444
Share-based payments (1)	35,407	49,310
(Gains)/losses on items held at fair value and remeasurements (2)	(908,260)	6,887
Other items (3)	8,191	6,634
Share of results of associates	(18)	(56)
Adjusted EBITDA	$(35,782)	$(34,741)
Revenue	$514,803	$556,391
Profit/(loss) after tax margin	141.6%	(31.3%)
Adjusted Revenue	$435,937	$476,188
Adjusted EBITDA Margin	(8.2%)	(7.3%)

1. Represents share-based payment expense.

2. Represents (gains)/losses on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” on page 22 for a breakdown of these items.

3. Represents other items, which are outside the normal scope of our ordinary activities. See “other items” on page 23 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is Revenue:

(in $ thousands, except as otherwise noted)

	Three months ended March 31,
	2022	2023

Revenue	$514,803	$556,391
Less: Digital Platform Fulfilment Revenue	(78,866)	(80,203)
Adjusted Revenue	$435,937	$476,188

The following tables reconcile Revenue at constant currency to the most directly comparable IFRS performance measure, which is Revenue:

(in $ thousands, except as otherwise noted)
	Three months ended March 31, 2023
	Digital Platform Services	Digital Platform Fulfilment Revenue	Brand Platform	In-Store	Total

Revenue	$341,269	80,203	$114,460	$20,459	$556,391
Foreign exchange impact	10,371	1,558	6,127	1,328	19,384
Revenue at constant currency	$351,640	$81,761	$120,587	$21,787	$575,775

Revenue growth	7.7%	1.7%	13.9%	9.6%	8.1%
Foreign exchange impact on revenue growth	3.3%	2.0%	6.1%	7.1%	3.7%
Revenue growth at constant currency	11.0%	3.7%	20.0%	16.7%	11.8%

The following table reconciles Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measures, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin, respectively:

(in $ thousands, except as otherwise noted)

	Three months ended March 31,
	2022	2023

Digital Platform Gross Profit	$171,905	$168,060
Less: Demand generation expense	(68,179)	(57,506)
Digital Platform Order Contribution	$103,726	$110,554
Digital Platform Services Revenue	$316,780	$341,269
Digital Platform Gross Profit Margin	54.3%	49.2%
Digital Platform Order Contribution Margin	32.7%	32.4%

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	Three months ended March 31,
	2022	2023

Earnings/(loss) per share	$1.93	$(0.43)
Share-based payments (1)	0.09	0.12
Amortization of acquired intangible assets	0.10	0.11
(Gains)/losses on items held at fair value and remeasurements (2)	(2.38)	0.02
Other items (3)	0.02	0.02
Share of results of associates	0.00	0.00
Adjusted loss per share	$(0.24)	$(0.16)

1. Represents share-based payment expense on a per share basis.

2. Represents (gains)/losses on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” on page 22 for a breakdown of these items.

3. Represents other items on a per share basis, which are outside the normal scope of our ordinary activities. See “other items” on page 22 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following table represents gains/(losses) on items held at fair value and remeasurements:

(in $ thousands, except as otherwise noted)

	Three months ended March 31,
	2022	2023
Fair value remeasurements:
$250 million 5.00% Notes due 2025 embedded derivative	$65,481	$-
$400 million 3.75% Notes due 2027 embedded derivative	362,053	285
$600 million 0.00% Notes due 2030 embedded derivative	114,956	6,603
FV remeasurement of minority investments	1,468	(1,030)
Loss on disposal of investment carried at FVTPL	(1,639)	-

Present value remeasurements:
Chalhoub put option	105,805	-
Palm Angels put call option and earn-out	(6,103)	(7,224)
Alibaba and Richemont put option	271,352	(4,219)
Alanui put option	(5,113)	(1,302)
Gains/(losses) on items held at fair value and remeasurements	$908,260	$(6,887)

Farfetch share price (end of day)	$15.12	$4.91

The following table represents other items:

(in $ thousands, except as otherwise noted)

	Three months ended March 31,
	2022	2023

Transaction-related legal and advisory expenses	$(8,126)	$(3,598)
Loss on impairment of investments carried at fair value	(65)	-
Restructuring	-	(2,978)
Other	-	(58)
Other items	$(8,191)	$(6,634)

Definitions

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps or on third-party websites or platforms on which we operate. A consumer is deemed to be active if they made a purchase within the last twelve-month period, irrespective of cancellations or returns. Active Consumers includes the Farfetch Marketplace, BrownsFashion.com, Stadium Goods, and the New Guards owned sites operated by Farfetch Platform Solutions plus third-party websites or platforms on which we operate, including Amazon.com and Tmall Luxury Pavilion. Due to limitations in the data we are provided by certain third-party websites or platforms on which we operate, a limited number of consumers who transact on such websites or platforms and on our directly owned and operated sites and related apps, may be duplicated in the number of Active Consumers we report. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means profit/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share-based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share-based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is generally equal to GMV as such sales are not commission based. However, revenue relating to royalties, commission and other fees arising on commercial arrangements may be recognized within Brand Platform Revenue and not Brand Platform GMV.

"Constant currency" means translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of centrally Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV. Digital Platform third-party GMV represents transactions on our technology platforms from third-party sellers, excluding fulfilment. Digital Platform first-party GMV represents sales of owned-product, including First-Party Original through our digital platform. The revenue realized from Digital Platform Services first-party sales, excluding fulfilment, is equal to the Digital Platform GMV from such sales.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit.

"Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including commissions from third-party sales and revenue from first-party sales.

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our technology platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including First-Party Original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based. Digital Platform Services first-party revenues represent sales net of promotional incentives, such as free shipping and promotional codes, where these incentives are not designated as Farfetch-funded.

“Digital Platform Services third-party cost of revenues” and “Digital Platform Services first-party cost of revenues" include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

“First-Party Original” refers to brands developed by New Guards and sold direct to consumers on the digital platform.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. First-party GMV is also net of promotions. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores, which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales for Browns and New Guards’ directly operated stores is equal to GMV of such sales because such sales are not commission based. Revenue realized from In-store sales for Stadium Goods does not equal GMV of such sales as a certain portion of those sales are third-party and are commission based.

"Media solutions revenue" is revenue derived from advertising products and solutions provided to luxury sellers to enable them to leverage our luxury audience and first-party data in pursuing their respective marketing opportunities on the Farfetch Marketplace.

“Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels to support the Digital Platform. Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

Executive VP, Communications

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today, the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and over 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a global platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Future Retail, which develops innovations such as our Connected Retail solutions.

For more information, please visit www.farfetchinvestors.com. We use this investor section of our website as a means of disclosing material, non-public information. Accordingly, investors should monitor this section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Investors may also receive email alerts and other information about us by enrolling their email address under “Investor Resources” of our investors page. We have included our website address in this release solely for informational purposes, and the information contained on our website is not incorporated by reference in this release.